UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
_________________________________________________
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____________ to ____________

Commission file number: 1-10006

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Frozen Food Express Industries, Inc.
401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Frozen Food Express Industries, Inc.
1145 Empire Central Place
Dallas, Texas 75247

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Administrative Committee of the Savings Plan for
Employees of Frozen Food Express Industries, Inc.:

We have audited the accompanying statements of net assets available for plan benefits of the Frozen Food Express Industries, Inc. 401(k) Savings Plan (the "Plan") as of December 31, 2008 and 2007, and the related statements of changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.     An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Frozen Food Express Industries, Inc. 401(k) Savings Plan, as of December 31, 2008 and 2007, and the changes in net assets available for plan benefits for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules on pages 10, 11 and 12, together referred to as “supplemental information”, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the United States Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Savings Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Waters, Vollmering & Associates, LLP

Waters, Vollmering & Associates, LLP
Mansfield, Texas
June 26, 2009

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 2008 and 2007
(Amounts in thousands)

	2008	2007
Investments (at fair value)	$19,656	$26,082
Participant notes receivable	1,447	1,645
Employer contributions receivable	37	71
Employee contributions receivable	267	311
Other	105	9
Total investments	21,512	28,118

Less:
Benefits payable	4,012	2,903

Net assets reflecting all investments at fair value	17,500	25,215
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	321	59
Net assets available for plan benefits	$17,821	$25,274

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 2008, 2007 and 2006
(Amounts in thousands)

	2008	2007	2006
Investment income:
Dividend income	$709	$959	$1,480
Interest income	113	125	121
	822	1,084	1,601

Administration expense	(44)	(96)	(132)
Realized gain (loss)	(390)	2,680	4,172
Net unrealized depreciation in market value of investments	(4,213)	(6,295)	(9,179)
Employee contributions	1,988	2,271	2,123
Employer contributions	254	556	597
	(2,405)	(884)	(2,419)

Decrease in fair market value of plan benefits payable to participants	(5,870)	(6,440)	(6,004)
Net decrease	(7,453)	(6,240)	(6,822)
Net assets available for plan benefits at beginning of year	25,274	31,514	38,336
Net assets available for plan benefits at end of year	$17,821	$25,274	$31,514

See accompanying notes and report of independent registered public accounting firm.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008
(Amounts in thousands)

1.           Description of the Savings Plan

The Frozen Food Express Industries, Inc. 401(k) Savings Plan (the "Savings Plan") is a defined contribution plan covering substantially all employees of Frozen Food Express Industries, Inc. ("FFEX") and its wholly-owned subsidiaries (the "Employer"). The Savings Plan is designed to comply with the Employee Retirement Income Security Act of 1974 ("ERISA") and to allow employees the option of investing in common stock of FFEX or in other investment funds designated by the Savings Plan committee (the "Savings Committee"). Participants should refer to the Savings Plan agreement for a more complete description of the Savings Plan's provisions.

Contributions - Participants may elect to contribute to the Savings Plan through periodic payroll deductions, subject to limits defined by the Savings Plan. Participants may also make a rollover contribution from other qualified plans or rollover IRA. Generally, for eligible participants, the Company matches contributions at 50 cents for each pre-tax dollar contributed up to the first 4% of eligible pay.

Employee contributions, excluding rollovers, amounted to $1,917, $2,137 and $2,051 in 2008, 2007 and 2006, respectively.  In addition, Employer cash contributions to the Savings Plan amounted to $254, $556 and $597 in 2008, 2007 and 2006, respectively.

Eligibility - An employee who completes 90 days of employment with the employer may enter the Savings Plan on the first business day of the month thereafter.

Participants' Accounts - Each participant account is credited with the participant's contributions and an allocation of (a) the employer's contributions, and (b) plan earnings. Allocations of plan earnings are based on participants' account balances, allocations of employers' contributions are based on participants' quarterly contributions.

Participant Notes Receivable - Participants may borrow from their fund accounts in an amount not to exceed the lesser of $50,000 or 50% of the Participant's vested account balance. Loan transactions are treated as a transfer between the investment fund and the Participant Notes Receivable. Loan terms range from one to five years, or up to ten years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a reasonable rate as determined by the Savings Committee. The interest rates charged for loans made in 2008, 2007 and 2006 ranged from 4.25% to 9.25%. Principal and interest payments are due in substantially level amortized payments, payable not less than quarterly, through payroll deductions.

Vesting - Upon termination of employment, participants are entitled to receive 100% of their own contributions and any earnings thereon. Participants' benefits from Employer contributions begin to vest upon two years of credited service and vest 100% upon six years of credited service as defined by the Savings Plan.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

Investment Options - During each of the three years ending December 31, 2008, participants could direct employee contributions in any of ten investment options, as follows:

•
Stable Value Fund - The fund invests in assets whose principal value remains stable regardless of stock and bond market fluctuations. The Savings Committee has selected the ABN AMRO Income Plus D Fund as the investment vehicle for this fund.

•
Intermediate Bond Fund - The fund invests in fixed-income securities including corporate bonds, U.S. government securities, mortgage-related securities, and money-market instruments. The Savings Committee has selected the PIMCO Total Return Institutional Fund as the investment vehicle for this fund.

•
Mixed Investment Fund - The fund may invest a large portion of its assets in common stock and convertible securities. Prospective dividends and earnings are major considerations in these purchases. The Savings Committee has selected the Principal Investors Lifetime Preferred Funds as the investment vehicle for these funds.

•
Stock Index Fund - The fund attempts to replicate the aggregate return and risk of the Standard & Poor's 500 index. The fund will purchase all, or a representative sample of all the stocks held in the S&P 500 index. The Savings Committee has selected the Principal Trust Company S&P 500 Index Fund as the investment vehicle for this fund.

•
Large Cap Growth Stock Fund - The fund seeks capital appreciation by investing primarily in securities that are expected by the fund to grow at an above average rate. The Savings Committee has selected the Columbus Circle LargeCap Growth R5 Fund as the investment vehicle for this fund.

•
Large Cap Value Stock Fund - This fund seeks capital appreciation by investing in large companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Committee has selected the Van Kampen Growth and Income A Fund as the investment vehicle for this fund.

•
Small Growth Stock Fund - The fund invests primarily in common stocks of companies whose earnings are growing at an accelerating rate.  The Savings Committee has elected the UBS/Emerald/Essex SmallCap Growth II R5 Fund as the investment vehicle for this fund.

•
Small Cap Value Stock Fund - The fund seeks capital growth by investing in small-sized companies that are currently considered by the fund to be undervalued or demonstrate growth in earnings and revenue. The Savings Committee has selected the Delaware Small Cap Value A Fund as the investment vehicle for this fund.

•
International Stock Fund - The fund invests primarily in stocks and debt securities of companies and governments outside the United States. The Savings Committee has selected the Artio International Equity A Fund as the investment vehicle for this fund.

•	Frozen Food Express Industries, Inc. Common Stock Fund – the fund invests in the common stock of FFEX.

Administration - The Savings Plan is administered by a committee appointed by the Board of Directors of FFEX. Administrative expenses not paid by FFEX are paid by the Savings Plan.  During 2008 and 2007, FFEX paid administrative expenses of $74 and $31, respectively.

Termination of the Plan - While the employer has not expressed any intent to discontinue its contributions, employers are free to discontinue contributions and FFEX may terminate the Savings Plan at any time. If terminated, net assets of the Savings Plan would be distributed to participants and beneficiaries as prescribed by the terms of the Savings Plan, in accordance with ERISA. Upon termination of the Savings Plan, participants' accounts become 100% vested.

Forfeited accounts - During 2008, 2007 and 2006, employer expenses were reduced by $39, $123 and $141, respectively, from forfeited non-vested accounts.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

2.           Summary of Significant Accounting Policies

Basis of accounting - The financial statements of the Savings Plan are prepared under the accrual method of accounting.

Accounting estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Savings Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Actual outcomes may vary from these estimates.

Valuation of investments - Investments are valued based on the quoted market price on the last day of the year or on contract value (Note 7). The change in the difference between current market value and cost of the investment is reflected in the statement of changes in net assets available for plan benefits by investment fund as net unrealized appreciation or depreciation in market value of investments.

3.           Net Asset Values

The following table presents the net asset values of each investment fund as of December 31, 2008 and 2007:

	2008	2007
Frozen Food Express Industries, Inc. Unitized Stock Fund, 772,120 shares.	$--	$7,664
Frozen Food Express Industries, Inc. Common Stock, 1,180,580 shares.	5,140	--
ABN AMRO Income Plus D Fund, 604,798 shares and 593,826 shares, respectively.	3,631	3,541
PIMCO Total Return Institutional Fund, 206,159 and 143,401 shares, respectively.	1,839	1,372
Principal Global Investors:
Lifetime Income, 14,060 shares and 14,887 shares, respectively.	53	151
Lifetime 2050, 5,498 shares and 6,763 shares, respectively.	37	90
Lifetime 2040, 30,149 shares and 23,520 shares, respectively.	211	279
Lifetime 2030, 87,457 shares and 73,395 shares, respectively.	641	972
Lifetime 2020, 94,253 shares and 102,409 shares, respectively.	661	1,320
Lifetime 2010, 50,550 shares and 84,018 shares, respectively.	346	917
Principal Trust Company S&P 500 Index Fund, 239,177 shares and 210,532 shares, respectively.	584	1,170
Columbus Circle LargeCap Growth R5 Fund, 113,166 shares and 116,492 shares, respectively.	537	1,025
Van Kampen Growth & Income A Fund, 75,812 shares and 79,676 shares, respectively.	877	1,536
Artio International Equity A Fund, 51,822 shares and 54,811 shares, respectively.	1,000	2,101
UBS/Emerald/Essex SmallCap Growth II R5 Fund, 88,441 shares and 89,428 shares, respectively.	398	723
Delaware Small Cap Value A Fund, 21,352 shares and 25,260 shares, respectively.	419	770
	$16,374	$23,631

During 2008, the Savings Plan's investments changed in value by $7,257 as follows:

Depreciated/ (Appreciated)
Frozen Food Express Industries, Inc. Common Stock	$2,524
Other Funds	4,733
$7,257

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

During 2008, the Savings Plan's investments (including gains and losses on investments bought and sold, as well as investments held during the year) depreciated in value by $4,603 as follows:

Depreciated/ (Appreciated)
Frozen Food Express Industries, Inc. Common Stock Fund	$104
Other Funds	4,499
$4,603

4.           Income Tax Status

The Savings Plan obtained its latest determination letter on January 8, 2008, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.  The Savings Plan administrator and the Savings Plan's tax counsel believe that the Savings Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been reflected in the Savings Plan's financial statements.

5.             Plan Amendment

On May 16, 2007, the plan was amended and restated effective January 1, 2007, to permit complete participant-directed diversification of the Employer Stock Ownership Plan (“ESOP”) accounts.  In addition, the amended and restated plan was amended to comply with mandatory provisions of updated Regulations affecting 401(k) Plans. The changes included added language to demonstrate the Plan may not “pre-fund” salary deferral or matching contributions, and added language regarding the continuation of the “401(k) distribution restrictions” on salary deferrals that are transferred to another plan. During the year ended December 31, 2006, the plan was amended to provide a six-year graded vesting schedule for participants who terminate employment after December 31, 2006 to permit employees who have attained age 59 ½ to withdraw all their (“ESOP”) accounts, to provide that the Trustee shall invest ESOP accounts solely in common stock of FFEX, to permit employees to make after-tax “Roth” 401(k) contributions and allow employees with three years of service the right to sell common stock of FFEX at the rate of 33% of the ESOP accounts per year for the following three years.

 6.           Fair Value Measurements

Financial Accounting Standards Board Statement No. 157, Fair Value Measurements (SFAS 157), establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under SFAS 157 are described below:

•	Level 1 - quoted market prices in active markets for identical assets or liabilities
•
Level 2 – inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

•	Level 3 – unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

As of December 31 2008, the Plan’s investments measured at fair value consisted of the following instruments and classifications within the fair value hierarchy:

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Investments in Registered Investment Companies	$9,231	-	-	$9,231
Frozen Food Express Industries, Inc. Common Stock	6,706	-	-	6,706
ABN AMRO Income Plus Stable Value Fund	-	3,719	-	3,719
Participant Loans	-	-	1,447	1,447
Total	15,937	3,719	1,447	21,103

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

The Savings Plan employs the following approaches in valuing its investments:

•	Investments in registered investment companies are valued using quoted market prices, as all have active markets.
•	The Frozen Food Express Industries, Inc. Common Stock and is valued using the quoted market prices on the Nasdaq Stock Market’s Global Select Market under the symbol: FFEX.
•
The ABN AMBRO Income Plus Stable Value Fund invests in guaranteed investment contracts (GICs) issued by insurance companies and other financial institutions as well as debt or equity securities. In this fund, GICs are wrapper contracts used to mitigate the risk that the interest crediting rate does not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal of accrued interest.

•	Participant loans are valued at their outstanding balances, which approximates fair value.

Below is a summary of changes in the fair value of the Plan’s Level 3 investments for the year ended December 31, 2008:

Balance as of January 1, 2008	$1,645
Issuances, repayments, and settlements, net	(198)
Balance as of December 31, 2008	$1,447

7.           Investment Contract with Insurance Company

In 2007, the Plan entered into a benefit-responsive investment contract with ABN AMBRO Income Plus Stable Value Fund.  The Fund invests primarily in investment contracts such as traditional guaranteed investment contracts (GICs) and enters into wrapper contracts with underlying securities to create synthetic GICs.  The contract is included in the financial statements at contract value as reported to the plan by ABN AMBRO.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan.

As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract.

Contract value, as reported to the Plan by ABN AMBRO, represents principal amounts invested in the underlying investments, plus interest accrued at a crediting rate established under the contract, less any adjustments for withdrawals (as specified in the wrap agreement).  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The fair value of the investment contract at December 31, 2008 and 2007 was $321 and $59, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%.  Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the Plan’s ability to transact at contract value with ABN AMBRO.  These events include termination of participating plans, or a material adverse change to the provision of participating plans.  The plan administrator does not believe that any events that would limit the Plan’s ability to transact at contract value with the Plan participants are occurring.

Certain events are permitted for the issuer to initiate contract terminations.  These events include the uncured loss of a participating plan’s tax qualified status, uncured material breaches of wrap contract by the Fund, or material and adverse changes to the provisions of the Fund.

	2008	2007
Average Yields:
Ratio of year-end market value yield to investments (at fair value)	4.88%	5.23%
Ratio of year-end crediting rate to investments (at fair value)	4.57%	5.04%

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS — (Continued)

8.           Subsequent Events

On February 25, 2009, the plan was amended to (i) provide for discretionary matching contributions as determined from time to time by the Company and (ii) reflect provision of Treasury Regulations under Section 415 of the Internal Revenue Code, as amended that are effective for the Plan Years beginning on and after January 1, 2008.

On April 1, 2009, the Company suspended the matching contribution.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(HELD AT END OF YEAR)

December 31, 2008
(Dollars in thousands)

	(a) Identity of Issue	(b) Description of Investment (shares)	(c) Cost		(d) Current Fair Value
*	Frozen Food Express Industries, Inc. Common Stock	1,180,580		$5,710	$6,706
	ABN AMRO Income Plus D Fund	604,798		3,723	3,719
	PIMCO Total Return Institutional Fund	206,159		2,185	2,090
	Principal Global Investors:
	Lifetime Income	14,060		170	121
	Lifetime 2050	5,498		63	43
	Lifetime 2040	30,149		386	245
	Lifetime 2030	87,457		1,132	710
	Lifetime 2020	94,253		1,237	787
	Lifetime 2010	50,550		614	419
	Principal Trust Company S&P 500 Index Fund	239,177		644	949
	Columbus Circle LargeCap Growth R5 Fund	113,166		926	624
	Van Kampen Growth & Income A Fund	75,812		1,506	1,071
	Artio International Equity A Fund	51,822		1,969	1,245
	UBS/Emerald/Essex SmallCap Growth II R Fund	88,441		769	450
	Delaware Small Cap Value A Fund	21,352		757	477
				$21,791	$19,656
	Loans to Participants	Interest bearing notes at 4.25%-9.25%	$	N/A	$1,447

*    Party-in-interest to the Savings Plan

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4i-SCHEDULE OF ASSETS
(ACQUIRED AND DISPOSED OF WITHIN THE YEAR)

December 31, 2008
(Dollars in thousands)

(a) Identity of Issue	(b) Description of Investment (shares)	(c) Cost	(d) Proceeds
Frozen Food Express Industries, Inc. Unitized Stock Fund	26,159	$229	$274
Frozen Food Express Industries, Inc. Common Stock Fund	376,027	1,819	2,515

* These are total shares sold within the plan year, not necessarily just those shares acquired and disposed within the plan year.

All other investment assets that were both acquired and disposed of during the plan year were interests issued by a company registered under the Investment Company Act of 1940.  Therefore, these transactions are excluded from this schedule in accordance with the Specific Instructions for Form 5500.

FROZEN FOOD EXPRESS INDUSTRIES, INC.
401(k) SAVINGS PLAN
PLAN 001
EIN 75-1031831

SCHEDULE H, PART IV, LINE 4j-SCHEDULE OF REPORTABLE TRANSACTIONS

December 31, 2008
(Dollars in thousands)

		Purchases
(a) Identity of Party Involved	(b) Description	Shares/Units	(g) Cost	(h) Market Value	(i) Net Gain or (Loss)
Frozen Food Express Industries, Inc. *	Unitized Stock	10,592	$116	$113	$(3)
Frozen Food Express Industries, Inc. *	Common Stock	135,971	903	772	(131)
ABN AMRO	Stable Value	178,468	1,171	1,192	21
PIMCO	Intermediate Bond	118,684	1,268	1,203	(65)
Principal	Lifetime Income	5,863	64	50	(14)
Principal	Lifetime 2050	6,093	67	47	(20)
Principal	Lifetime 2040	19,288	221	157	(64)
Principal	Lifetime 2030	38,021	429	309	(120)
Principal	Lifetime 2020	34,695	395	290	(105)
Principal	Lifetime 2010	27,826	300	231	(69)
Principal	Stock Index	72,698	374	288	(86)
Columbus Circle	Large-cap Growth	33,868	256	187	(69)
Van Kampen	Large-cap Value	22,311	396	315	(81)
UBS/Emerald	Small-cap Growth	25,882	184	132	(52)
Delaware	Small-cap Value	7,765	220	173	(47)
Artio	International Stock	18,658	614	448	(166)

*    Party-in-interest to the Savings Plan.

FROZEN FOOD EXPRESS INDUSTRIES, INC 401(k) SAVINGS PLAN

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Chairman of the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Frozen Food Express Industries, Inc.
401(k) Savings Plan

Date: June 26, 2009	/s/ Stoney M. Stubbs, Jr. Name: Stoney M. Stubbs, Jr. Title: Chairman of Savings Plan Committee